UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On November 10, 2008, EXFO Electro-Optical Engineering Inc. (“EXFO”), a Canadian corporation, announced that its Board of Directors has authorized a substantial issuer bid (the “Offer”) to purchase for cancellation up to 8,823,529 subordinate voting shares for an aggregate purchase price not to exceed C$30 million. The Offer is being made by way of a “modified Dutch Auction” pursuant to which shareholders may tender all or a portion of their shares (i) at a price not less than C$3.40 per share and not more than C$3.90 per share, in increments of C$0.05 per share, or (ii) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the Offer. The Offer will expire at 5 p.m. (Eastern time) on December 16, 2008, unless withdrawn, extended or varied by EXFO. The Offer is not conditional upon any minimum number of shares being tendered, but it is subject to certain other conditions. A complete description of the terms and conditions of the Offer will be contained in the Offer to Purchase and Issuer Bid Circular and related documents that will be filed with the applicable securities regulatory authorities in Canada and the United States and mailed to holders of shares on or about November 10, 2008. The company has suspended the normal course issuer bid that it had renewed on November 6, 2008, until 20 business days after the expiration of the Offer. This report on Form 6-K sets forth the press release issued on November 10, 2008 relating to EXFO’s announcement, the Material Change Report and the confirmation of mailing from our transfer agent being filed in Canada.

This press release, Material Change Report and confirmation of mailing from our transfer agent contain material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: November 11, 2008

FORM 51-102F3
MATERIAL CHANGE REPORT

EXFO Electro-Optical Engineering Inc. (“EXFO”)

Item 1	Name and Address of Company EXFO Electro-Optical Engineering Inc. 400 Godin Avenue Quebec, Quebec, G1M 2K2 Canada

Item 2	Date of Material Change November 10, 2008

Item 3	News Release A press release was disseminated on November 10, 2008 from Québec City, Canada. A copy of the press release is attached hereto and forms an integral part hereof.

Item 4
Summary of Material Change

EXFO announced that its Board of Directors has authorized a substantial issuer bid to purchase for cancellation up to 8,823,529 of its Subordinate Voting Shares (NASDAQ: EXFO, TSX: EXF) for an aggregate purchase price of C$30,000,000.

Item 5	Full Description of Material Change See attached press release.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8
Executive Officer

For further information, please contact Mr. Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Benoit Ringuette, General Counsel and Corporate Secretary at (418) 683-0211.

Item 9	Date of Report November 10, 2008

EXFO Announces Substantial Issuer Bid

Company to repurchase up to C$30 million of its subordinate voting shares

QUEBEC CITY, CANADA, November 10, 2008 — EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) announced today that its Board of Directors has authorized a substantial issuer bid (the “Offer”) to purchase for cancellation up to 8.82 million subordinate voting shares for an aggregate purchase price not to exceed C$30 million.

The Offer is being made by way of a “modified Dutch Auction” pursuant to which shareholders may tender all or a portion of their shares (i) at a price not less than C$3.40 per share and not more than C$3.90 per share, in increments of C$0.05 per share, or (ii) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the Offer. The Offer will expire at 5 p.m. (Eastern time) on December 16, 2008, unless withdrawn, extended or varied by EXFO.

The purchase price paid for each share properly tendered and not withdrawn will be based on the number of shares tendered and the prices specified by shareholders making tenders, and will be the lowest price that will allow EXFO to purchase up to C$30 million of shares at a price within the range specified above. Shareholders will receive the purchase price in cash for shares tendered at prices equal to or lower than the purchase price. All shares tendered at prices higher than the purchase price will be returned to shareholders. All shares purchased by EXFO will be purchased at the same price, even if shareholders have selected a lower price. If the number of shares tendered at or below the purchase price would result in an aggregate purchase price in excess of C$30 million, those shares will be purchased on a pro rata basis.

The Offer is not conditional upon any minimum number of shares being tendered, but it is subject to certain other conditions. A complete description of the terms and conditions of the Offer will be contained in the Offer to Purchase and Issuer Bid Circular and related documents that will be filed with the applicable securities regulatory authorities in Canada and the United States and mailed to holders of shares on or about November 10, 2008.

The company has suspended the normal course issuer bid that it had renewed on November 6, 2008, until 20 business days after the expiration of the Offer.

EXFO has retained TD Securities Inc. to act as Dealer Manager in connection with this Offer.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell EXFO’s subordinate voting shares. The solicitation and the offer to buy EXFO’s subordinate voting shares will be made only pursuant to the separate Offer to Purchase and Issuer Bid Circular and related documents. At the time the Offer is commenced, EXFO will file the Offer to Purchase, Issuer Bid Circular and related documents with Canadian securities regulatory authorities and a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”). Shareholders should carefully read the Tender Offer Statement, the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and other related documents when they are available because they contain important information, including the various terms and conditions of the Offer. The Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and certain other documents will be delivered without charge to all holders of EXFO’s shares. The Tender Offer Statement (including the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and all other offer documents filed by EXFO with the SEC) will be available without charge at the SEC’s website at www.sec.gov or by calling EXFO’s Corporate Secretary at (418) 683-0913, Ext. 3704. Offer documents required to be filed in Canada will also be available without charge at www.sedar.com. Shareholders are urged to read these materials carefully prior to making any decision with respect to the Offer.

About EXFO
EXFO is a leading provider of test and monitoring solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle ― from design to technology deployment and onto service assurance ― and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Georgeson Toll free number: 1-866-717-8273 Banks and brokers call collect: 1-212-806-6859	TD Securities Inc. Toll free number: 1-866-962-1660

CIBC Mellon Trust Company

CONFIRMATION  LETTER

SEDAR PROFILE NUMBER: 14480

November 10th, 2008

TO:

X	British Columbia	X	New Brunswick	TSX Venture
X	Alberta	X	Nova Scotia
X	Saskatchewan	X	Prince Edward Island
X	Manitoba	X	Newfoundland
X	Ontario		North West Territories
X	Québec		Yukon
Nunavut

Dear Sir / Madam,

RE:	EXFO Electro-Optical Engineering Inc.

The following items were sent by prepaid mail to all shareholders of the above-mentioned
Company on	November 10th, 2008.

x	Issuer Bid Circular
x	Letter of Transmittal
x	Notice of Guaranteed Delivery

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document / files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly
CIBC Mellon Trust Company

Jeannine Rigon
(signed) Jeannine Rigon
Manager
Client Relations
Tel: (514) 285-3613

2001 University Street Suite 1600 Montreal, QC H3A 2A6	Mailing Address P.O. Box 700, Station B Montreal, QC H3B 3K3	Tel 514 285-3600 Fax 514 285-3640 inquiries@cibcmellon.com www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.